Integrity Life Insurance Company

400 Broadway

Cincinnati, OH 45202

August 25, 2009

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Separate Account II of Integrity Life Insurance Company, Registrant (811-07134)
Integrity Life Insurance Company, Depositor
Request for Withdrawal of Registration Statement on Form N-4
Rollover Variable Annuity (File No. 333-153136)

Dear Commissioners:

Pursuant to Rule 477(a) of the Securities Act of 1933, Integrity Life Insurance Company (the “Company”) and Separate Account II of Integrity Life Insurance Company (the “Separate Account”) hereby request the withdrawal of the above-referenced registration statement on Form N-4, filed with the Securities and Exchange Commission on August 22, 2008 (the “Registration Statement”).

The Registration Statement was filed in connection with an intended offering of a new variable annuity product.  The Company has since determined not to undertake that particular offering.  No securities were sold in connection with the Registration Statement.  The Company and the Separate Account respectfully submit that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

We appreciate your assistance in this matter.  If you have any questions or comments, please call me at (513) 629-1854 or e-mail me at rhonda.malone@wslife.com.

Sincerely,

Rhonda S. Malone
Associate Counsel – Securities

Copy: Alison T. White, Esq.